Fixing the Broken Board Culture at GeoPark Ltd. June 2021 Exhibit 99.1

GeoPark Overview NYSE: GPRK Market Capitalization (as of 6/28/21) $774.5 M 2020 Revenue $394 M 2020 CapEx $75 M Employees2 439 2020 Reserves 175 (2P, MMBOE) 2020 Production 40 (MBOEPD) GeoPark is a Latin American oil and gas explorer, operator and consolidator with assets in Colombia, Peru, Argentina, Brazil, Chile and Ecuador Founded in 2002, GeoPark is currently the third largest oil operator in Colombia GeoPark is the operator and owner of the Llanos 34 block in Colombia and has a 45% working interest in the business As of 2020, the Llanos 34 block represents 76% of GeoPark Colombia 2P D&M certified reserves1 1(2021, February 18) “GeoPark Announces 2020 Certified 2P Reserves of 175 Million Boe With Net Present Value (After Tax) of $2.5 Billion” 2(2021) “Our People” GeoPark Website. https://www.geo-park.com/en/people/

About Gerald E. O’Shaughnessy



Mr. O’Shaughnessy has an established track record and decades of experience as a founder and leader of successful businesses:

- **Co-founded GeoPark** in 2002 and was Chairman of the Board until June 6, 2021
- Has been active in the oil and gas industry since 1976, when he served as Executive Vice President and General Counsel of Lario Oil and Gas Company, a 100-year-old oil and gas company owned by his family
- Has been a **highly successful entrepreneur and investor**, having, built, run and sold numerous companies:
  - In 1992, acquired a geophysical service company, MD Seis, which co-founded the first energy sector joint venture in Russia during the perestroika age
  - From 1992 to 1995, initiated and managed Petrus Well Services, which conducted the largest well servicing and rehabilitation project in Western Siberia for OAO LukOil, involving sophisticated logistical operations and the rehabilitation of 700 wells **(increasing production from 0 to 100,000 bpd)**
  - Was the first western partner of Lukoil, which led to building and managing GeoPump, **one of the world’s largest oilfield pump repair facilities** located in Kogalym, Western Siberia
  - In 2010, **founded Lario Logistics,** a U.S. midstream company which owns and operates the Bakken Oil Express, serving oil producers and service providers in the Bakken Oil play
  - In 2011, **founded BOE Midstream**, which has several assets in North Dakota including 1,000,000 barrels of storage capacity, inbound pipelines, 25 miles of rail trackage designed for unit train delivery of crude oil and renewable diesel products
- Has experience making investments in a diverse range of sectors including **banking, wealth management, desktop software, computer network cyber security, green clean technology, venture capital, biotech and others**
- Has served on a number of **non-profit boards of directors**, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Timothy P. O’Shaughnessy Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute
- Holds B.A. and J.D. from the **University of Notre Dame**

GEOPARK
CREATING VALUE AND GIVING BACK

LARIO OIL & GAS COMPANY

BOE MIDSTREAM

BRIGHTSTONE VENTURE CAPITAL

SIMPLE SCIENCE

GEOWEALTH

InZero Technologies

3

James “Jim” Park has operated for years as an Imperial CEO without real oversight from the Board – allowing him to thwart the Company from seriously considering any strategic options that would result in him losing control – creating a massive misalignment with shareholders Executive Summary We ask that you vote AGAINST 4 directors at the July 15 annual general meeting in order to send a clear message that the Board must strengthen its independent oversight of management Against the backdrop of a rapidly evolving and challenged industry, GeoPark faces an uncertain future - in order to prevent stagnation will need directors who are willing to be independent-minded advocates for all shareholders This is a classic failure of corporate governance – when the CEO’s strategy was challenged by Mr. O’Shaughnessy, the Board forced him out rather than engage on the issues When Gerald O'Shaughnessy was asked by certain GeoPark directors to maintain discussions with certain parties who had approached him directly regarding potential business transactions, it became clear that Mr. Park’s perceived insistence on continuing to lead any resulting entity would be a major impediment to any transaction

A Targeted Campaign

Board Member	Position	Age	Board Tenure
Sylvia Escovar Gomez	*Chairman of the Board*	60	<1 year
Carlos Gulisano	*Director*	70	11 years
María Fernanda Suárez Londoño	*Director Nominee*	46	New
Somit Varma	*Chairman of the Risk Committee*	60	<1 year
Targets of "Vote No"			
✘ Robert Bedingfield	*Chairman of the Nominating and Corporate Governance Committee and Audit Committee*	73	~6.5 years
✘ Pedro Aylwin Chiorrini	*Director of Legal and Governance*	61	~8 years
✘ Constantin Papadimitriou	*Chairman of the Compensation Committee*	60	3 years
✘ Jim Park	*CEO and Co-Founder*	65	19 years

5

Why We Are Targeting These Four Directors Constantin Papadimitriou Chairman of Compensation Committee Consistently failed to act objectively and independently Denied independent directors access to executive compensation information on senior corporate executives and permanent consultants Allowed excessive unmonitored perquisites to the CEO Has a long history of personal association with Mr. Park – previously leading a company whose founder also financed Mr. Park’s father’s company, where Mr. Park worked before GeoPark Robert Bedingfield Chairman of Nominating and Corporate Governance Committee and Audit Committee Failed to uphold vital tenets of good governance – most notably demonstrated by a glaring lack of board oversight Did not follow any sort of process to plan for Chair succession Systematically delayed and undermined the objective independent director selection process proposed by Mr. O’Shaughnessy Did not provide full results to the Board of investigation into personal allegations against Mr. Park; this information was highly relevant to company’s business relationships and to Mr. Park’s judgment Serves as both the Chairman of the Nominating and Corporate Governance Committee and Audit Committee – an overconcentration of power and influence on the Board Jim Park Imperial CEO Created a boardroom culture where he wields excessive power over the independent directors Consistently ignored strategic alternatives and resisted independent evaluation at the board level Insistence on leading any resulting consolidated entity has fundamentally limited the universe of potential strategic partners for GeoPark Lack of transparency on a personal and professional level on matters relevant to the Board and shareholder value Pedro Aylwin Chiorrini GeoPark’s Corporate Secretary Not independent – serves as Company’s Director of Legal and Governance Received more than $2.5 million in compensation over the past 6 years from the Company – including $560,000 in salaries and bonus in 2020

Mr. O’Shaughnessy has repeatedly asked Mr. Park for independent third-party analyses for the benefit of the Board and management collaboration and deliberation in the development of strategic plans and evaluation of strategic options Jim Park: Imperial CEO Jim Park, not the Board of Directors, dictates the Company’s strategy Mr. Park does not seek any sort of critical input, instead seeks rubber stamp approvals from the Board, which he consistently receives Mr. O’Shaughnessy learned from third parties and market participants that Mr. Park’s reluctance to allow the Board to fully understand all shareholder value enhancing transactions stems from Mr. Park’s desire to remain in control of a public company Mr. Park has consistently resisted these attempts, preventing the Board from being able to consider which transactions would maximize shareholder value

How We Got Here In May, Mr. O'Shaughnessy was asked by representatives of GeoPark’s Board to maintain discussions regarding potential transactions with certain parties who had approached him directly in his capacity as Chairman During these discussions, it became clear that a major impediment to any transaction was the perception that Mr. Park would insist on leading any combined entity Mr. O'Shaughnessy shared this concern with some of the Board members, as well as other related concerns expressed by potential counterparties about Mr. Park’s lack of transparency On June 4, Mr. O'Shaughnessy received a written ultimatum to either resign as Chairman within the next 24 hours or be removed Over the course of roughly the next week, the Company issued a press release naming a new Chair and attempting to paint the news as an orderly succession, then informed Mr. O'Shaughnessy he would not be renominated as a director and was effectively being forced to resign from the Board It became clear that if Mr. O'Shaughnessy wanted to protect the interests of all shareholders and for them to know the truth, he had no other option than to make the situation public On June 17, he sent an open letter to the Board requesting that it revise its slate to include three independent directors to bolster company oversight, as well as re-including Mr. O'Shaughnessy Over the next few days Mr. O'Shaughnessy and his representatives sought to engage with the GeoPark Board and discuss a pathway to a constructive resolution These discussions did not result in any material progress and then on June 22, the Company issued a public letter rebuking Mr. O’Shaughnessy and rejecting his suggestions On June 24, Mr. O'Shaughnessy took his case directly to shareholders and launched a campaign to withhold votes on the directors most responsible for the issues plaguing GeoPark

GeoPark is facing a strategic and financial inflection point

Over the past year, the oil and gas sector has been experiencing a resurgence of M&A activity – with consolidation driven by necessity given the challenges facing the industry E&P is the worst performing sector over the past decade Low equity returns coupled with numerous bankruptcies (including repeat filers) have caused capital to flee the space Competition from alternative energy sources and the move towards lower carbon economies is pressuring the sector Long-term demand growth is being questioned given the added complexity of ESG mandates for institutional investors Challenging Times for the Exploration & Production Industry 5/26/2021 1/20/2021 Over 100 oil and gas companies went bankrupt in 2020 10/19/2020 Oil Industry Turns to Mergers and Acquisitions to Survive Despite all the headwinds facing the E&P sector today, returns can be attractive if companies take the right actions with the right urgency

GeoPark's Financial Leverage May Limit its Growth Prospects

- GeoPark is one of the most leveraged companies among its peer group, which limits its growth opportunities
- The majority of cash flows generated are being used to maintain a modest exploration program and to service debt. Discretionary cash flows have been decreasing since 2018
- High leverage limits the Company's ability to meaningfully invest in growth projects or return capital to shareholders
- Trading liquidity has been 60% lower than the peer average over the past year, likely due in part to relatively low free float and higher-than-average insider ownership
- In order to support these debt levels, the Company has been required to hedge its production, which can limit the Company's upside when oil and gas prices rise and cause the Company to underperform peers that do not have to hedge as extensively

Total Debt to Capitalization


121%
65%
31%
78%
(no debt)
NA
GeoPark Ltd. GPRK-US
Canacol Energy Ltd. CNE-CA
Frontera Energy Corp. FEC-CA
Gran Tierra Energy GTE-US
Parex Resources PXT-CA

GeoPark Discretionary Cash Flow ($MM)[1]


$150
$100
$50
$0
($50)
($100)
($150)
(29)
(46)
(77)
(104)
(32)
(49)
$18
$9
$104
$80
$56
2010
2012
2014
2016
2018
2020

With meaningful capital unavailable to expand, pay down debt or return capital to shareholders, the Company has created a risk for ongoing stagnation and a loss of value for shareholders

[1]Discretionary cash flow = operating cash flow – capex – interest..
Source: Company filings and FactSet estimates. Assumes share prices as of June 7, 2021.

11

GeoPark’s limited discretionary cash flows have inhibited its ability to return value to investors GeoPark’s Capital Returns to Shareholders Lag Industry Peers 2018-2020 Capital Returns as % of Market Value Source: Company filings and FactSet. Note: Calculated as total dollar value of share buybacks and dividends paid divided by average market value from 2018-2020. In 2019, GeoPark invested $71.3 million in buying back 4.3 million shares - repurchases have been a strong engine of GeoPark's growth and should be continued GPRK-US CNE-CA FEC-CA GTE-US PXT-CA

Non-Colombian Operations Have Been a Source of Inefficiency

While Colombian assets generate attractive returns, many projects in other jurisdictions lack scale and are of sub-economic value

Non-Columbian operations routinely recognize impairments and write-offs of unsuccessful exploration efforts

Meanwhile, with 46% of GeoPark's employees still working in unprofitable subsidiaries, management has failed to implement urgently needed headcount reductions

2020 Operating Performance by Region

$ in mm	Colombia	Chile	Brazil	Argentina	Peru	Ecuador	Corporate	Total
Adjusted EBITDA	$218.52	$8.15	$4.78	$1.20	($1.95)	($0.77)	($12.40)	$217.53
Operating Profit (Loss)	$144.81	($158.62)	$1.22	($32.60)	($44.64)	($0.80)	($20.03)	($110.66)
Recognition of Impairment Losses	-	($81.97)	($1.72)	($16.21)	($33.98)	-	-	($133.86)
Write-off of Unsuccessful Exploration Efforts	($1.95)	($50.17)	($0.54)	-	-	-	-	($52.65)
Total Assets	$680.83	$101.74	$38.17	$36.80	$4.66	$1.13	$96.94	$960.27
ROA on Adjusted EBITDA	*32%*	*8%*	*13%*	*3%*	*2%)*	*69%)*	*13%)*	*23%*
ROA on Operating Income	*21%*	*(156%)*	*3%*	*(89%)*	*(99%)*	*71%)*	*21%)*	*(12%)*
2020 Average Employee Count	238	68	11	114	10	2	4	447

2019 Operating Performance by Region

$ in mm	Colombia	Chile	Brazil	Argentina	Peru	Ecuador	Corporate	Total
Adjusted EBITDA	$367.06	$8.31	$11.75	$0.87	($6.54)	($0.54)	($17.58)	$363.34
Operating Profit (Loss)	$297.78	($26.87)	$1.75	($34.12)	($7.47)	($0.54)	($19.86)	$210.68
Recognition of Impairment Losses	-	-	-	($7.56)	-	-	-	($7.56)
Write-off of Unsuccessful Exploration Efforts	-	-	($5.12)	($13.17)	-	-	-	($18.29)
Total Assets	$357.13	$249.21	$68.48	$79.06	$53.99	$1.12	$43.15	$852.13
ROA on Adjusted EBITDA	*103%*	*3%*	*17%*	*1%*	*(12%)*	*(48%)*	*(41%)*	*43%*
ROA on Operating Income	*83%*	*(11%)*	*3%*	*(43%)*	*(14%)*	*(48%)*	*(46%)*	*25%*
2019 Average Employee Count	195	89	13	133	26	2	3	461

Source: Company filings.

13

GeoPark vs. Parex: Same Asset, Different Outcome GeoPark’s salaries & benefits per barrel of oil equivalent produced (BOEP) is nearly 94% higher than Parex Resources, the Company’s working interest partner in the Llanos 34 block Source: Company filings and FactSet. Similarly, Parex’s retained earnings balance and book value of equity have increased since 2012 whereas GeoPark’s has declined meaningfully over the same period Working Interest: 55% 45% GeoPark Ltd. Parex Resources

Total Shareholder Return (TSR) Does Not Show the Whole Story Indexed Price Performance and Hedging Position While the stock has performed well in recent years, GeoPark faces the challenge of what comes next as production plateaus in the Llanos 34 block GeoPark has underperformed its peers over the past year, potentially in part due to its need to hedge relatively more oil & gas production in order to support its debt levels which can limit its upside as oil & gas prices rise With leverage limiting investment and growth opportunities and a lack of success in geographies outside of Colombia, the Board must seriously review all strategic options available to ensure the Company is positioned for success Source: Company filings and FactSet estimates. Assumes share prices as of June 7, 2021.

E&P Consolidation is Accelerating There has been a significant resurgence in M&A activity across the oil & gas sector with in basin consolidation and the attainment of scale being strongly rewarded by investors Source: Enverus Market Research and FactSet, as of June 7, 2021. Index is SPDR S&P Oil & Gas Exploration & Production ETF (XOP). Adjusted stock performance = stock performance – index performance.

GeoPark Should Be Exploring Strategic Options 1) There has been a significant resurgence in M&A activity in the oil & gas sector and in basin consolidations that result in improved scale have been strongly rewarded by investors 3) When Gerald O'Shaughnessy was asked by certain GeoPark directors to maintain discussions with certain parties who had approached him directly regarding certain potential business transactions, it became clear that Mr. Park’s perceived insistence on continuing to lead any resulting entity would be a major impediment to any transaction 2) The Company’s leverage limits its options – simply standing pat and gradually paying down debt is not a viable strategy The Board’s independent directors should be objectively and thoroughly evaluating all strategic alternatives to ensure that the Company is best positioned for success

Bonanza Creek Energy (NYSE:BCEI) has operated with a debt-free balance sheet, maintained an abundance of liquidity and focused on drilling only best-in-class assets in its portfolio On May 10, 2021, it announced a merger with Extraction Oil & Gas that expanded its scale in the DJ basin, followed by a subsequent acquisition of Crestone Peak on June 7 that further cemented its position The stock has appreciated by 230% over the past year and over 22% since the announcement of the Extraction Oil & Gas merger A Success Story: Bonanza Creek Stock Chart from 6/27/20 – 6/27/21. Bonanza Creek Energy Press Release, Bonanza Creek and Extraction to Combine in Merger of Equals, Creating Civitas Resources – a New Colorado Energy Leader and the State’s First Net-Zero Oil & Gas Producer (5/10/21). In recent years, investors in small-cap E&P equities have been rewarded by companies that pursue value accretive M&A opportunities and focus on capital allocation, operational flexibility and leverage in basin consolidation to drive economies of scale +230% Merger with XOG announced

Shareholders deserve a board that will hold management accountable and serve as appropriate stewards of shareholder capital Positioning GeoPark For Success Evaluate Capital Management Manage Administrative Costs Effectively Rationalize assets or monetize multiple country operations that do not meet the Company’s cost of capital and use the proceeds to reduce debt Re-Focus Operational Plan 1 Reduce corporate overhead, with a particular emphasis on eliminating overhead established to support unprofitable operations outside of Colombia Consider ways to grow and improve operations in Colombia through greater efficiency or via consolidation to achieve needed scale Conduct a thorough strategic review focused on the Company’s asset base and operations outside of Colombia and seriously consider all strategic options available to GeoPark – including a sale or merger of the Company 2 3 Conduct Strategic Review 4

A failure of oversight and corporate governance

The Board’s Lack of Oversight CHARACTERISTICS OF GOOD CORPORATE GOVERNANCE PRESENT AT GEOPARK? THE FACTS Board has input into the Company’s strategy No Mr. Park sets the Company’s strategy and expects the Board to simply rubber stamp it Board exercises thorough oversight of perquisites provided to executives No Mr. Park has been provided, at GeoPark’s expense, with multiple residences throughout South America Mr. Park’s travel and entertainment budget is practically unlimited and effectively unmonitored by the Board Board exercises oversight of executive compensation No In at least one instance in the past, when an independent director then serving on the Compensation Committee asked for compensation information concerning GeoPark’s executives and its key consultants, he was denied that information Board thoroughly investigates accusations against executives No In June and July of 2019, a Colombian woman sent multiple emails to a large number of individuals (over 50), including some members of the Board, with respect to information concerning her personal relationship with our CEO and made several allegations regarding his personal matters Following those emails, our CEO arranged for a committee consisting solely of two GeoPark executives and two non-independent GeoPark directors to consider and address the situation The results of this investigation were not provided to the Board as a whole or in a form which could even be discussed by the Board

An Absent Compensation Committee Transparency is utterly lacking – there is no disclosure to shareholders around executive compensation, and therefore no accountability for the Board or management (e.g., Say on Pay) Mr. Park has use of multiple houses in South America at GeoPark’s expense and the Board has never been provided with complete information concerning the nature or amount of perquisites provided to Mr. Park In at least one instance in the past, when an independent director then serving on the Compensation Committee asked for compensation information concerning GeoPark’s executives and its key consultants, he was denied that information The Compensation Committee under Chairman Mr. Papadimitriou has failed to act with the levels of independence, oversight and transparency necessary to protect the interests of shareholders Residences used by Jim Park ? ? ?

Compensation Committee Chair's Personal Relationship with Jim Park

- Constantin Papadimitriou, Chair of the Compensation Committee, has a long history of personal association with Mr. Park

- He previously led a company, the Cavamont Group, whose founder (Sir James Goldsmith) also financed Mr. Park's father's company, where Mr. Park also worked before GeoPark

- ***Given their longstanding history, can Mr. Papadimitriou seriously be expected to hold Mr. Park accountable?***



GEOPARK

GeoPark Announces Appointment of Constantine G. Papadimitriou to Its Board of Directors

May 21, 2018 06:00 PM Eastern Daylight Time

BOGOTA, Colombia--(BUSINESS WIRE)--GeoPark Limited ("GeoPark" or the "Company") (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, and Chile announced the appointment of Mr. Constantine G. Papadimitriou as a new member of the Board of Directors of the Company, effective May 6, 2018.

Mr. Papadimitriou is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects. Mr. Papadimitriou was one of the original "friends and family" investors in GeoPark in its early days in 2004.

Mr. Papadimitriou is currently CEO of General Oriental Investments S.A., the Investment Manager of the Cavenham Group of Funds. Previously he was CEO of Cavamont Geneva, where he worked closely with Sir James Goldsmith in his investments and projects. Mr. Papadimitriou was responsible for Treasury Management, the Private Equity Portfolio as well as representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company).

Mr. Papadimitriou is also the founding partner of Diorasis International, a company focusing on investments in Greece and the broader Balkans and he also chairs the Greek language school of Geneva and Lausanne. Mr. Papadimitriou holds an Economics and Finance degree from Geneva University and post graduate Diploma in European Studies also from Geneva University. Mr. Papadimitriou is a Swiss national and resident.





"Mr. Papadimitriou was one of the original **'friends and family'** investors in GeoPark in its early days in 2004.

GeoPark Press Release, GeoPark Announces Appointment of Constantine G. Papadimitriou to Its Board of Directors (5/21/18).

23

Third-Party Perspective Source: Seeking Alpha, GeoPark Board Room Disputes: Can A House Divided Stand (6/22/21). Permission to quote neither sought nor received. Laurentian Research Mr. Park seems to be protecting his job and the perks that come along with it. He resists strategic considerations and hoards all the non-core properties outside of Colombia, as revealed by the letters by GOS to the BoD, because a M&A threatens his CEO position and a sale of the non-core assets affects the perks. Mr. O'Shaughnessy appears to be protecting his interest as in that >10% shares he holds in GeoPark. He wants value appreciation and realization of his shares. While I respect these gentlemen for actively protecting their respective personal interests, the pertinent question is this: whose stance is better aligned with yours and mine?

GeoPark’s Misleading Claims (1 of 2) The Company “is successfully executing on our Board-led strategy.” GeoPark’s great employees and its shareholders are not well-served by Mr. Park and his compliant Board, which have failed to thoroughly consider and independently chart a course that will ensure GeoPark’s future success The reality is that Mr. Park dominates an internal team in the development of the corporate strategy, which then spoon feeds the Board, which in turn acts merely as a ‘rubber stamp’ for his plans Mr. Park has consistently resisted meaningful Board participation in the development of Company strategy and any independent, objective evaluation of marginal assets – and the Board has acquiesced GeoPark Claim The Reality “The Board has also been concerned that approximately 89% of your (Mr. O’Shaughnessy’s) shares are pledged as collateral...” Mr. O’Shaughnessy has ~5 million shares pledged of his over 6.5 million shares. He has full voting and beneficial ownership of those shares In 2014, when GeoPark was considering an IPO, the underwriter advised the Company that the size of the IPO would need to be cut in half, or by $40 million. Such a downsizing would probably have meant the IPO would fail Instead of letting this happen, Mr. O’Shaughnessy encouraged his children to invest $20 million into the IPO. The funding of that $20 million would not have been available without the pledge of a portion of his shares to over-collateralize the loans to his children. He also was able to persuade another investor to purchase GeoPark shares in the IPO to meet the remaining $20 million hole. The pledges were disclosed to the Board and have been at all times consistent with the Board’s share pledge policy It is ludicrous for the GeoPark Board to criticize Mr. O’Shaughnessy for having his shares pledged when the reason he did so was to help the Company in its time of need

GeoPark’s Misleading Claims (2 of 2) GeoPark has a “commitment for continuous improvement of our Company and governance, in the best interests of shareholders.” The “independent” classifications of certain incumbent directors does not mean that these individuals have acted independently and objectively with respect to Mr. Park in the past, or that they should be expected to in the future On a number of key matters, the Nominating and Corporate Governance Committee (NCGC) – which is chaired by the same individual who chairs the Audit Committee – seems to act at the behest of Mr. Park Formal proposals to strengthen the Board’s director nominee selection criteria and process, for example, have gone effectively ignored by the NCGC and unrecognized by unwitting board members, which has only served to increase Mr. Park’s influence over the selection of candidates GeoPark Claim The Reality Disappointingly, GeoPark’s response has been characterized by corporate speak and clichéd claims that do not hold up to scrutiny The Compensation Committee “has been forthcoming and transparent about [executive compensation] information.” Neither the GeoPark Board nor its independent directors has ever been provided with full information concerning the nature or amount of the many perquisites provided to Mr. Park. The fact that the Company admits these are monitored only by GeoPark employees, rather than its Board, is telling There was at least one instance when an independent director serving on the Compensation Committee requested compensation information concerning GeoPark’s executives and key consultants and was denied that information Since this incident, Mr. O’Shaughnessy believes the Compensation Committee has continued to act without the independence and oversight necessary to protect the interests of shareholders Over the course of Mr. O’Shaughnessy’s tenure as Chair his requests for information on the remuneration of senior c-suite executives and key consultants were repeatedly denied

Our Potential Nominees Would Bring Value to the GeoPark Board Gerald E. O’Shaughnessy Louis R. Hughes Rick Grafton Greg Pratt Current chairman of the board of directors of InZero Systems Former president and COO of Lockheed Martin Corp. (NYSE: LMT) and former EVP of General Motors Corp. (NYSE: GM) Former board member of 12 multibillion-dollar companies in eight different countries including: Nokia Corp. (NYSE: NOK), Deutsche Bank (NYSE: DB), and ABB Ltd. (NYSE: ABB) where he served as chairman of the Finance, Audit & Compliance Committee for seven years Current non-executive chairman and former CEO and president of Carpenter Technology Corp. (NYSE: CRS) Current lead director, chairman of the Corporate Governance Committee of Tredegar Corp. (NYSE: TG), and board member of Anterix, Inc. (NASDAQ: ATEX) Former director on local chapter board of National Association of Corporate Directors (NACD) and former member of the Standing Advisory Group of the Public Company Accounting Oversight Board (PCAOB) Co-founder and former chairman of GeoPark Ltd. Current executive manager and director of The Globe Resources Group Founder and current chairman of the board of directors of BOE Midstream, LLC. Previously served as senior vice president and general counsel Lario Oil and Gas Company Co-founder, current CEO and CIO of Grafton Asset Management Former board member of oil and gas companies Gallic Energy Ltd. and Mena Hydrocarbons Co-founder and former managing director of FirstEnergy Capital, a leading independent energy-focused investment bank in Canada

Jim Park has operated for years as an Imperial CEO without real oversight from the Board – allowing him to thwart the Company from seriously considering any strategic options that would result in him losing control – creating a massive misalignment with shareholders Conclusion The case for change is clear: vote AGAINST four incumbent directors Robert Bedingfield, Constantin Papadimitriou, Pedro Aylwin Chiorrini and Jim Park at the July 15 annual general meeting Against the backdrop of a rapidly evolving and challenged industry, GeoPark faces an uncertain future - in order to prevent stagnation will need directors who are willing to be independent-minded advocates for all shareholders This is a classic failure of corporate governance – when the CEO’s strategy was challenged by Mr. O’Shaughnessy, the Board forced him out rather than engage on the issues When Gerald O'Shaughnessy was asked by certain GeoPark directors to maintain discussions with certain parties who had approached him directly regarding potential business transactions, it became clear that Mr. Park’s perceived insistence on continuing to lead any resulting entity would be a major impediment to any transaction

Vote AGAINST four incumbent directors to send a message that change is needed on the Board at GeoPark You can vote AGAINST these four incumbent directors either by voting on GeoPark’s proxy card, or by voting on the BLUE proxy card Voting Information If you have any questions or need additional copies of the proxy materials, please call: D.F. King & Co., Inc. Edward McCarthy / Richard Grubaugh (212) 269-5550 geopark@dfking.com